

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

<u>Via E-mail</u>
Jean F. Rankin, Esq.
Executive Vice President, General
Counsel and Secretary
LSI Corporation
1110 American Parkway NE
Allentown, Pennsylvania 18109

      Re: LSI Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed January 22, 2014
              File No. 001-10317

Dear Ms. Rankin:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Mary Beth Breslin for

                                 Amanda Ravitz
                                 Assistant Director

cc (via e-mail): Marat Massen
                   Amr Razzak